Profit and Loss

Hatch Restaurant Group , LLC
August 1-December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Income	
Discounts	0
Discounts/Refunds Given	
Total for Discounts	**0**
Sales	0
Beer Sales	$74,024.00
Beer Discounts	-5,682.51
Total for Beer Sales	**$68,341.49**
Event Fees	5,005.56
Food Sales	$387,049.57
Food Discounts	-23,156.12
Total for Food Sales	**$363,893.45**
Liquor Sales	$265,811.99
Liquor Discounts	-19,087.57
Total for Liquor Sales	**$246,724.42**
N/A Beverage Sales	$5,548.00
N/A Beverage Discounts	-237.41
Total for N/A Beverage Sales	**$5,310.59**
Wine Sales	$37,118.00
Wine Discounts	-1,279.13
Total for Wine Sales	**$35,838.87**
Total for Sales	**$725,114.38**
Total for Income	**$725,114.38**
Cost of Goods Sold	
Cost of Goods Sold	0
Beer Purchased	18,459.32
Food Purchased	173,744.43
Liquor Purchased	52,231.09
Merchandise Purchased	1,129.61
N/A Beverage Purchased	3,640.78
Wine Purchased	15,724.23
Total for Cost of Goods Sold	**$264,929.46**
Total for Cost of Goods Sold	**$264,929.46**
Gross Profit	**$460,184.92**
Expenses	
Advertising/Promotional	3,517.24
Bank Charges	183.40
Decor	4,557.34
Delivery Fee	45.40
Dues & subscriptions	3,603.95

Profit and Loss

Hatch Restaurant Group , LLC

August 1-December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Employee Expenses	145.00
Insurance	$10,608.50
Health Insurance	325.19
Total for Insurance	**$10,933.69**
Legal & Professional Fees	0
Bookkeeping Fees	2,251.31
Contract Labor	8,277.50
Legal Fees	4,500.00
Payroll Processing	1,799.53
Total for Legal & Professional Fees	**$16,828.34**
Licenses & Permits	807.53
Linens	3,965.44
Loan Fees	7,000.00
Meals	5,389.09
Merchant Account Fees	21,232.50
Office Supplies	851.76
Over/Short	
Paper Supplies	10,129.73
Payroll Expenses	0
Payroll Tax Expense	42,021.72
Salaries & Wages	293,925.54
Total for Payroll Expenses	**$335,947.26**
Rent Expense	163,088.96
Repair & Maintenance	13,405.28
Restaurant Supplies	8,628.31
Travel	0
Airfare	432.57
Lodging	2,554.88
Total for Travel	**$2,987.45**
Utilities	0
Electricity	24,288.82
Gas	2,653.50
Telephone/Internet	561.01
Total for Utilities	**$27,503.33**
Total for Expenses	**$640,751.00**
Net Operating Income	**-$180,566.08**
Other Income	
Tip Income	92,473.82
Tip Wages	-92,473.82
Total for Other Income	**0**

Profit and Loss

Hatch Restaurant Group , LLC

August 1-December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Other Expenses	
Interest Expense	21,923.33
Penalties	595.08
Total for Other Expenses	**$22,518.41**
Net Other Income	**-$22,518.41**
Net Income	**-$203,084.49**

Balance Sheet

Hatch Restaurant Group , LLC

As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
Bank of Hawaii Checking 5006	81,369.32
Petty Cash	2,642.85
Total for Bank Accounts	**$84,012.17**
Accounts Receivable	
Other Current Assets	
Employee Advance	2,500.00
Payroll Suspense	
Purchase of Business	220,000.00
Undeposited Funds	13,671.02
Total for Other Current Assets	**$236,171.02**
Total for Current Assets	**$320,183.19**
Fixed Assets	
Furniture & Fixtures	28,610.95
Leasehold Improvements	36,208.45
Machinery & Equipment	29,524.50
Smallwares	18,188.21
Total for Fixed Assets	**$112,532.11**
Other Assets	
Security Deposit	15,000.00
Total for Other Assets	**$15,000.00**
Total for Assets	**$447,715.30**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	
Total for Accounts Payable	**0**
Credit Cards	
Other Current Liabilities	
Accrued Liabilities	
Due to/from Temple Hilo	268,359.79
Employee Tips Payable	
Event Deposits	2,142.25
GE Tax Payable	7,803.09
Gift Cards	968.47
Payroll Liabilities	2,019.94
Total for Other Current Liabilities	**$281,293.54**

Balance Sheet

Hatch Restaurant Group , LLC
As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Total for Current Liabilities	**$281,293.54**
Long-term Liabilities	
N/P Channel Partners	132,428.01
N/P Grow America	244,140.61
N/P Ian Hatch	56,925.00
N/P Toast Loan	51,424.59
Total for Long-term Liabilities	**$484,918.21**
Total for Liabilities	**$766,211.75**
Equity	
Retained Earnings	0
Net Income	-468,496.45
Ian Hatch Contribution	100,000.00
Len Pagan Contribution	50,000.00
Total for Equity	**-$318,496.45**
Total for Liabilities and Equity	**$447,715.30**

Hatch Restaurant Group , LLC

Statement of Cash Flows
August - December, 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	-203,084.49
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Employee Advance	-2,500.00
Payroll Suspense	0.00
Accounts Payable (A/P)	0.00
Due to/from Temple Hilo	181,963.40
Employee Tips Payable	0.00
Event Deposits	2,142.25
GE Tax Payable	4,550.42
Gift Cards	993.47
Payroll Liabilities	1,907.49
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**189,057.03**
Net cash provided by operating activities	**$ -14,027.46**
INVESTING ACTIVITIES	
Furniture & Fixtures	-27,202.64
Leasehold Improvements	-24,657.33
Smallwares	-3,667.15
Net cash provided by investing activities	**$ -55,527.12**
FINANCING ACTIVITIES	
N/P Channel Partners	132,428.01
N/P Grow America	-5,859.39
N/P Ian Hatch	-188,075.00
N/P Toast Loan	51,424.59
Ian Hatch Contribution	50,000.00
Net cash provided by financing activities	**$39,918.21**
NET CASH INCREASE FOR PERIOD	**$ -29,636.37**
Cash at beginning of period	127,319.56
CASH AT END OF PERIOD	**$97,683.19**